EXHIBIT 12.1

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES
Income before provision for income taxes	($541)	$2,163	$1,065	$6,578
Fixed charges
Interest expense	7,484	4,329	14,933	8,679

Earnings before fixed charges	6,943	6,762	15,998	15,797
Fixed charges
Interest expense	7,484	4,329	14,933	8,679

Total fixed charges	$7,484	$4,599	$14,933	$9,219

Ratio of earnings to fixed charges	0.93X	1.47X	1.07X	1.71X